

Kevin Winston II · 3rd

Founder at Yes Chef App Inc

Charlotte, North Carolina, United States · 500+ connections ·

Contact info

Yes Chef App Inc

Le Cordon Bleu Colle

Experience

Founder

Yes Chef App Inc · Full-time

Nov 2020 – Present · 1 mo

Charlotte Metro

Personal Chef On Demand App

 **Yes Chef App**

Managing Principal

Yes Chef Food Concierge LLC

Mar 2015 – Present · 5 yrs 9 mos

Charlotte, North Carolina

Managing Partner

Beulahs Foods LLC

Mar 2016 – Present · 4 yrs 9 mos

Charlotte, North Carolina

Food Manufacturing, supply chain, developing new food products for retail and online. Our product line to include over 5 flavors of sauces.



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Owner

Chef Kevin Winston LLC
Feb 2009 – Mar 2018 · 9 yrs 2 mos
Charlotte, North Carolina Area

Create and design food for the healthy lifestyle. Business professional, business owners, professional athletes. Chef 4 The Stars.

Corporate Sous Chef

Whole Foods Market
Aug 2012 – Mar 2013 · 8 mos
Charlotte, North Carolina Area

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Education

Le Cordon Bleu College

Occupational Studies & Culinary Arts
2010 – 2012

Le Cordon Bleu College of Culinary Arts

A.A; B.A, Occupational Studies; Culinary Management
2009 – 2010



The University of Alabama

Business Administration
2001 – 2004

Attended Stillman College in Tuscaloosa Alabama from 2001-2003

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Skills & endorsements

Menu Development · 33

Comolita Funderburk and 32 connections have given endorsements for this skill

Sales · 28

Zack Brown and 27 connections have given endorsements for this skill

Entertainment · 26

 Endorsed by **Lance "KC" Jackson and 1 other who is highly skilled at this**

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